2003 ANNUAL REPORT

Indian Village
Bancorp, Inc.

CONTENTS

Indian Village
Bancorp, Inc.

P.O. Box 830 - 100 South Walnut Street
Gnadenhutten, OH 44629
Phone (740) 254-4313 • Fax (740) 254-9555

Dear Shareholders:

On behalf of our Directors, Officers and employees, it is with a great deal of pleasure that I present to you the Indian Village Bancorp, Inc fiscal 2003 annual report to shareholders. For Indian Village, 2003 was a year of growth and challenge. This year was filled with uncertainty, fueled by historic low interest rates and governance issues in corporate America. Despite this uncertainty, Indian Village experienced a record year of earnings. Net income increased by 67.2% and earnings per share increased by 66.7%.

Our balance sheet also showed positive growth with assets increasing 15.4% to $98.4 million as of June 30, 2003. Deposits increased by 7.6% at $55.9 million, which, along with an increase in borrowings of $8.6 million, funded an increase in securities of $14.7 million. Indian Village experienced a decrease in net loans of $2.8 million. This decrease is primarily attributable to our commitment to safeguard our net interest margin by not lowering rates on our fixed rate mortgage loans to remain competitive. A significant event in 2003 was the bankruptcy of a large commercial borrower, resulting in a loan charge-off of $786,000. This relationship has impacted earnings throughout fiscal 2003, management believes that Indian Village has accounted for all probable incurred losses and is expecting the bankruptcy to be finalized in the first quarter of fiscal 2004.

We had many accomplishments in fiscal 2003 including the conversion of data processors and implementation of a new teller platform. The conversion was completed in February 2003 and took a lot of hard work and dedication from all of our employees. We also implemented a secondary market loan program that will result in an increase in non-interest income in fiscal 2004. Indian Village will offer competitive fixed rate loans by selling them to Fannie Mae. This is a transparent transaction to our customers, as we will still service the loans locally.

We are committed to operate as an independent community bank, excelling in service to our customers and enhancing shareholder value. Our goals for next year include improved earnings growth, loan and deposit growth, and improved credit quality on loans. Our strong business development efforts give us optimism for our prospects in fiscal 2004. Thank you for your support and investment in Indian Village Bancorp.

Sincerely,

Marty R. Lindon
President and CEO

BUSINESS OF INDIAN VILLAGE BANCORP, INC.

Indian Village Bancorp, Inc. ("IVB", or the "Corporation"), a unitary thrift holding company incorporated under the laws of the Commonwealth of Pennsylvania, owns all of the issued and outstanding common shares of Indian Village Community Bank ("Bank"), a state chartered stock savings bank, and is the sole member of Delaware Valley Title, LLC ("Title Company"), together referred to as the Corporation. IVB's activities have been limited primarily to holding the common shares of the Bank.

Serving the Tuscarawas County, Ohio area, the Bank conducts business from its main office at 100 South Walnut Street, Gnadenhutten, Ohio and a full-service branch office at 635 West High Avenue, New Philadelphia, Ohio. The Bank's principal business is attracting deposits from the general public and originating loans secured by first mortgages on one- to four-family residential real estate properties located in its primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multi-family and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home equity loans and lines of credit, home improvement loans, motor vehicle loans, loans secured by savings accounts, unsecured loans and other loans. For liquidity and interest rate management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Agency securities, mortgage-backed securities, municipal securities, and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), principal repayments on loans, sales and maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

As a savings and loan holding company, IVB is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). As a state chartered stock savings bank, the Bank is subject to regulation, examination and oversight by the State of Ohio and the FDIC. The Bank is also a member of the FHLB of Cincinnati.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated. Because the conversion of the Bank from a mutual to a stock savings bank was completed on July 1, 1999, information for the 1999 fiscal year end is for the Bank.

Selected Financial Condition and Other Data:	At June 30, 2003	At June 30, 2002	At June 30, 2001	At December 31, 2000	At December 31, 1999
	(Dollars in thousands)				
Total amount of:					
Assets	$ 98,427	$ 85,328	$ 74,217	$ 65,644	$ 59,362
Cash and cash equivalents	2,268	1,605	3,499	1,087	1,340
Loans, net (1)	49,674	52,480	48,289	40,799	37,291
Securities available for sale	40,420	25,721	17,014	20,061	17,074
Deposits	55,881	51,957	44,617	36,586	33,153
Federal Home Loan Bank advances	33,350	24,826	21,200	20,250	17,200
Shareholders' equity (2)	8,400	8,263	8,127	8,657	8,749
Real estate owned, net	70	70	70	118	118
Nonperforming assets and troubled debt restructurings	1,450	2,115	1,013	445	468
Number of full-service offices	2	2	2	2	2

Selected Operations Data:	Year ended June 30, 2003	Year ended June 30, 2002	Year ended June 30, 2001	Six months ended June 30, 2000	Year ended December 31, 1999
	(Dollars in thousands, except per share amounts)				
Interest income	$ 5,054	$ 5,098	$ 5,079	$ 2,340	$ 3,612
Interest expense	3,281	3,267	3,378	1,397	1,974
Net interest income	1,773	1,831	1,701	943	1,638
Provision for loan losses	305	519	32	5	14
Net interest income after provision for loan losses	1,468	1,312	1,669	938	1,624
Noninterest income	680	364	283	28	42
Noninterest expense	1,733	1,547	1,552	828	1,197
Income before income taxes	415	129	400	138	469
Income tax expense (benefit)	27	(103)	62	7	181
Net income	$ 388	$ 232	$ 338	$ 131	$ 288
Basic earnings per share (3)	$ 1.05	$ .63	$ .90	$ .32	$ .31
Diluted earnings per share (3)	$ 1.03	$ .62	$ .90	$ .32	$ .31
Dividends per share (3)	$ .315	$ .345	$ 2.28	$ .065	$ --

Selected Financial Ratios and Other Data:	At or for the year ended June 30, 2003	At or for the year ended June 30, 2002	At or for the six months ended June 30, 2001	At or for the year ended December 31, 2000	At or for the year ended December 31, 1999
			(Dollars in thousands)		
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.42%	0.29%	0.48%	0.42%	0.60%
Return on equity (ratio of net income to average equity) (2)	4.59	3.05	4.15	3.00	4.18
Interest rate spread (4)	1.97	2.43	2.15	2.61	2.96
Net interest margin (5)	2.06	2.73	2.66	3.23	3.56
Noninterest expense to average assets	1.86	1.95	2.21	2.64	2.50
Efficiency ratio (6)	70.65	70.48	78.23	85.27	71.25
Dividend pay-out ratio (7)	30.00	54.76	31.11	20.31	--
Net interest income after provision for loan losses to noninterest expense	84.71	84.81	107.54	113.29	135.67
Ratio of average interest-earning assets to average interest-bearing liabilities	102.36	102.15	110.24	112.50	113.85
Capital Ratios:					
Average equity to average assets (2)	9.05%	9.61%	11.58%	13.93%	14.41%
Shareholders' equity to total assets at end of period (2)	8.53	9.70	10.95	13.19	14.74
Asset Quality Ratios and Other Data:					
Nonperforming assets to average assets (8)	1.55%	2.67%	1.44%	0.71%	0.98%
Nonperforming assets to total assets at end of period (8)	1.47	2.48	1.36	0.68	0.79
Nonperforming loans to gross loans (9)	2.75	3.84	1.94	0.79	0.90
Allowance for loan losses to gross loans (9)	0.54	1.42	0.52	0.58	0.62
Allowance for loan losses to nonperforming loans	19.42	37.02	26.83	72.48	68.84
Net charge-offs to average loans	1.54	0.03	0.04	--	--
Nonperforming loans	1,380	2,045	943	327	337
Nonperforming assets	1,450	2,115	1,013	445	468

(1) Loans are shown net of net deferred loan fees and costs, loans in process and the allowance for loan losses.

(2) Consists solely of retained earnings and accumulated other comprehensive income at December 31, 1998.

(3) Earnings and dividends per share are not applicable for the year ended December 31, 1998. Earnings per share for 1999 was computed based on net income of the Corporation since its stock issuance on July 1, 1999. The dividends for 2001 include a $2.00 special distribution.

(4) The interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

(7) Dividend pay-out ratio represents dividends declared per share divided by net income per share, excluding the $2.00 special dividend in 2001.

(8) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.

(9) Gross loans are stated at the unpaid principal balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2003, compared to the year ended June 30, 2002. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

Forward Looking Statements

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including but not limited to regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed in this report. The Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

Except as required by law or regulation, the Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

Total assets at June 30, 2003 were $98.4 million compared to $85.3 million at June 30, 2002, an increase of $13.1 million, or 15.4%. The increase in total assets consisted of an increase in securities available for sale of $14.7 million, which was partially offset by a decrease in net loans of $2.8 million. The increase in assets was funded primarily by an increase in FHLB advances of $8.5 million and an increase in deposits of $3.9 million. In the first quarter of the year ended June 30, 2003, Management obtained mortgage-matched advances from the FHLB and used the proceeds to acquire mortgage-backed securities. In response to market conditions, Management replaced a number of the higher-yielding securities during the year, resulting in significant realized gains on the sales of these securities. The decrease in loans consisted primarily of a decrease in fixed rate one- to four-family residential real estate loans of $1.4 million and a decrease in nonresidential real estate of $1.3 million, which was partially offset by an increase in consumer loans of $516,000. In management's opinion, real estate loans decreased due to competition from low-rate financing by secondary market lenders.

The $516,000, or 8.7% increase in the consumer loan portfolio between June 30, 2002 and June 30, 2003 consisted primarily of increases in other consumer loans of $473,000. Consumer loans represented 13.0% and 11.2% of gross loans at June 30, 2003 and June 30, 2002, respectively.

Total deposits were $55.9 million on June 30, 2003 compared to $52.0 million at June 30, 2002, an increase of $3.9 million, or 7.6%. The increase in total deposits is primarily the result of increases in certificates of deposits totaling $3.1 million and an increase in NOW accounts of $801,000. Management attributes the increase in overall deposits to aggressive pricing in our market area. Almost all certificates of deposit mature in less than three years with the majority maturing in the next year.

As a secondary source of liquidity, the Corporation obtains borrowings from the FHLB of Cincinnati, from which it held advances totaling $33.4 million at June 30, 2003 and $24.8 million at June 30, 2002. The Corporation used these funds to acquire mortgage-backed securities, as well as to provide for short-term liquidity needs. FHLB advances at June 30, 2003 consisted of $3.0 million in short-term variable-rate advances, $10.9 million in long-term fixed-rate advances and $19.5 million in long-term convertible fixed-rate advances. The long-term convertible advances have specified conversion dates ranging from one to five years at which the advances may be converted to a variable rate at the option of the FHLB. Additional advances may be obtained from the FHLB to fund future loan growth and liquidity.

Nonperforming assets at June 30, 2003 consisted of $70,000 in real estate owned and $1.3 million of nonaccrual loans compared to $70,000 in real estate owned and $2.0 million of nonaccrual loans at June 30, 2002. The decrease in nonperforming assets was primarily the result of one borrower's loans totaling $794,000 being charged-off in fiscal 2003. The Corporation is taking action against this particular borrower. This relationship is more completely described in the discussion of the provision for loan losses.

Results of Operations

The general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions affect the operating results of the Corporation. Interest rates on competing investments and general market rates of interest influence the Corporation's cost of funds. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Corporation's net income primarily depends on its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent on the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Provisions for loan losses, service charges, gains on the sale of assets, other income, noninterest expense and income taxes also affect net income.

Comparison of Results of Operations for the Year Ended June 30, 2003 to the Year Ended June 30, 2002

Net Income. Net income was $388,000 for the year ended June 30, 2003, compared to $232,000 for the year ended June 30, 2002. The increase in net income for year ended June 30, 2003 over the prior period was primarily the result of a decrease in provision for loan losses, and an increase in gains on sales of securities, partially offset by an increase in non-interest income.

Net Interest Income. Net interest income totaled $1.8 million for the year ended June 30, 2003, as compared to $1.8 million for the year ended June 30, 2002, representing a decrease of $58,000, or 3.2%. The change in net interest income between 2003 and 2002 is attributable to a decrease in the yield on earning assets offset by an increase in average net earnings assets.

Interest and fees on loans decreased approximately $200,000, or 5.0%, from $4.0 million for the year ended June 30, 2002 to $3.8 million for the year ended June 30, 2003. The decrease in interest income over the prior period was due to a lower average balance of loans and a decrease in the yield earned as the result of declining interest rates during fiscal 2003.

Interest earned on securities totaled $1.2 million for the year ended June 30, 2003, as compared to $1.0 million, for the year ended June 30, 2002. The increase in 2003 over the 2002 period was a result of a higher average balance of securities available for sale offset by a decrease in yield earned primarily because of declining interest rates in 2003.

Interest on interest-bearing deposits and overnight deposits increased to $30,000 for the year ended June 30, 2003, compared to $10,000 for the year ended June 30, 2002 due to higher average balances and offset by declines in interest rates.

Interest paid on deposits decreased $248,000 for the year ended June 30, 2003, compared to the year ended June 30, 2002. The decrease in 2003 over 2002 was the result of a decrease in the cost of funds offset by an increase in the average balance of deposits.

Interest on FHLB advances totaled $1.5 million for the year ended June 30, 2003 and $1.3 million for the year ended June 30, 2002. The increase in 2003 compared to 2002 was the result of a higher average balance of borrowings slightly offset by a decrease in the cost of funds. Fixed rate advances did not reprice downward, despite the decreasing interest rate environment of 2003. The additional borrowings were used to provide funding for the increase in securities available for sale and to better leverage the Corporation's capital.

The changes noted above resulted in a decrease in the net interest margin from 2.73% to 2.17%. Management anticipates that the net interest margin will increase in the future as a result of a resumption of loan growth.

Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount that, in Management's judgment, is adequate to absorb probable losses inherent in the loan portfolio. While Management utilizes its best judgment and information available, the ultimate adequacy of the allowance depends on a variety of factors, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb probable losses inherent in the loan portfolio.

The provision for loan losses for the year ended June 30, 2003 totaled $305,000 compared to $519,000, for the year ended June 30, 2002. The $214,000 decrease in the provision for the year ended June 30, 2003 was due to a specific provision in the amount of $460,000 in 2002, which was primarily the result a large commercial borrowing relationship defaulting on its payments. The borrower, a modular and manufactured homes dealer, with a credit relationship totaling $270,000 as of June 30, 2003, filed chapter 7 bankruptcy as of July 29, 2002. Management has conducted reviews of the Corporation's collateral position and estimated losses that the Corporation may incur due to lack of collateral or devaluation of collateral. The secured portion of this relationship is collateralized by new and used modular and manufactured homes inventory, receivables and equipment associated with the business. Management has retained legal counsel specializing in bankruptcy issues to advise the Corporation with regard to this matter. To date, $794,000 has been charged-off in relation to this large borrower. Management anticipates that the remaining $270,000 balance will be collected once the bankruptcy has been finalized.

In addition, another borrower in default, with a loan relationship totaling $610,000 as of June 30, 2002, filed chapter 11 bankruptcy and has missed the original deadline to file its reorganization plan with the court. The loans are secured with one-to-four family and multi-family residential properties. Based on current appraisals and valuations, Management anticipates that even if the reorganization plan fails to be implemented or the status of the bankruptcy changes, the Corporation should sustain minimal loss from this credit relationship. The Corporation intends to pursue all legal means of redress to minimize any loss.

The Corporation experienced net charge-offs of $794,000 during the year ended June 30, 2003 and $15,000 during the year ended June 30, 2002 as a result of the commercial borrower relationship described above. The allowance for loan losses totaled $268,000, or 0.54% of gross loans, at June 30, 2003, compared with $757,000, or 1.42% of gross loans, at June 30, 2002.

Noninterest income. Noninterest income includes service charges and other fees, net gains on sales of securities available for sale and other income. For the year ended June 30, 2003, noninterest income totaled $680,000 compared to $364,000 for the year ended June 30, 2002. During the 2003 period, the Corporation experienced an increase of $322,000 in the net gains on sales of securities available for sale. Management attributes the net gains on sales of securities available for sale to the interest rate environment experienced during fiscal 2003 and does not consider such gains as a recurring source of income.

Noninterest expense. Noninterest expense increased $186,000 from the year ended June 30, 2002 compared to the year ended June 30, 2003. The increase in noninterest expense during the 2003 period was primarily in salaries and employee benefits and data processing expense. The increase in salaries and employee benefits expense is attributable to normal annual merit increases for employees. The increase in data processing expense is attributable to the data processing conversion that was completed in February 2003.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. The income tax expense totaled $27,000 for the year ended June 30, 2003 compared to benefit of $103,000 for the year ended June 30, 2002. The $130,000 increase in the provision for income taxes experienced in the 2003 period was the result of the change in income before income taxes and the decrease in nontaxable securities interest.

Yields Earned and Rates Paid

The following table sets forth certain information relating to the Corporation's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented. Average balances were derived from daily balances.

	Year ended June 30, 2003			Year ended June 30, 2002		
	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate
(Dollars in thousands)						
Interest-earning assets:						
Loans[1]	$ 51,480	3,839	7.46%	$ 51,224	$ 4,039	7.88%
Investment securities[2]:						
Taxable	25,899	956	3.69	13,561	769	5.67
Non-taxable[3]	6,160	347	5.63	6,850	423	6.18
Interest-bearing deposits and federal funds sold	3,404	30	0.88	723	10	1.38
Total interest-earning assets	86,943	5,172	5.95	72,358	5,242	7.24
Noninterest-earning assets	5,988			6,828		
Total assets	$ 92,931			$ 79,186		
Interest-bearing liabilities:						
Demand deposits	$ 2,922	23	0.79	$ 3,832	28	0.73
Savings accounts	5,577	82	1.47	4,943	109	2.21
Money market accounts	5,989	102	1.70	5,201	131	2.51
Certificates of deposit	38,178	1,542	4.04	33,791	1,729	5.12
Total deposits	52,666	1,749	3.32	47,767	1,997	4.18
FHLB advances	29,768	1,532	5.15	23,069	1,270	5.51
Total interest-bearing Liabilities	82,434	3,281	3.98	70,836	3,267	4.61
Noninterest-bearing liabilities	2,304			742		
Total liabilities	84,738			71,578		
Equity	8,193			7,608		
Total liabilities and equity	$ 92,931			$ 79,186		
Net interest income; interest-rate spread[4]		$ 1,891	1.97%		$ 1,975	2.63%
Net interest margin[5]			2.17%			2.73%
Average interest-earning assets to interest-bearing liabilities			105.47%			102.15%

(1) Net of deferred loan fees and costs and loans in process and includes nonperforming loans.
(2) Average balance includes unrealized gains and losses. Yield is based on amortized cost.
(3) Average yield for municipal securities are presented on a tax equivalent basis based on an assumed tax rate of 34%.
(4) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The tables below describe the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense for the periods presented. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume (the sum of the prior columns). The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended June 30, 2003 compared to year ended June 30, 2002		
		Increase (decrease) due to	
	Volume	Rate	Total
Interest income attributable to:			
Loans	$ 21	$ (221)	$ (200)
Investment securities:			
Taxable	587	(400)	187
Non-taxable (1)	(51)	(26)	(77)
Interest-bearing deposits and federal funds sold	47	(27)	20
Total interest-earning assets	$ 604	$ (674)	$ (70)
Interest expense attributable to:			
Demand deposits	$ (7)	$ 2	$ (5)
Savings accounts	13	(40)	(27)
Money market accounts	18	(47)	(29)
Certificates of deposit	206	(393)	(187)
FHLB advances	349	(87)	262
Total interest-bearing liabilities	$ 579	$ (565)	$ 14
Net interest income			$ (84)

(1) Municipal securities are presented on a tax equivalent basis based on an assumed tax rate of 34%.

	Year ended June 30, 2002 compared to year ended June 30, 2001		
	Increase (decrease) due to		
	Volume	Rate	Total
Interest income attributable to:			
Loans	$ 502	$ (111)	$ 391
Investment securities:			
Taxable	(287)	(185)	(472)
Non-taxable (1)	213	(139)	74
Interest-bearing deposits and federal funds sold	(11)	(33)	(44)
Total interest-earning assets	$ 417	$ (468)	$ (51)
Interest expense attributable to:			
Demand deposits	$ 30	$ (45)	$ (15)
Savings accounts	(2)	(40)	(42)
Money market accounts	73	(64)	9
Certificates of deposit	234	(305)	(71)
FHLB advances	103	(95)	8
Total interest-bearing liabilities	$ 438	$ (549)	$ (111)
Net interest income			$ 60

Asset and Liability Management

The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the maintenance of a high level of investments in short-term assets in the portfolio, including one- and three-year adjustable-rate mortgage loans ("ARMs").

As part of its effort to monitor and manage interest rate risk, the Bank uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although the Bank is not currently subject to NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, application of NPV methodology may illustrate the Bank's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical basis point (1 basis point equals 0.01%) change in market interest rates. The OTS considers an institution to be subject to interest-rate risk if the NPV would decrease by more than 2% of the present value of the institution's assets with either a 200 basis point increase or decrease in market rates. If the NPV would decrease by more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of decrease in excess of such 2% in the calculation of the institution's risk-based capital.

At June 30, 2003, 2% of the present value of the Bank's assets was $2.0 million. Because the interest rate risk of a 200 basis point increase in market interest rates was $0.3 million at June 30, 2003, the Bank would not be required to deduct any amount from its capital in determining whether the Bank met its risk-based capital requirement.

Presented below, as of June 30, 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's NPV is more sensitive to a decreasing interest rate environment. The result principally occurs because, as rates decrease, borrowers interest rates will adjust downward accordingly, but cost of funds are near historic lows and may not be able to reprice at the same magnitude. Also, some of the Bank's borrowings carry fixed rates, which would not adjust downward in a declining interest rate environment.

	Net Portfolio Value			NPV as % of Portfolio Value Of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
		(Dollars in thousands)			
200	$8,110	$(266)	(3)%	8.70%	28bp
100	$8,579	$203	2	8.89	47
Static	$8,376	--	--	8.42	--
(100)	$7,944	$(432)	(5)	7.77	(65)
(200)	N/A	N/A	--	N/A	N/A

The following table is an analysis of the Bank's interest rate risk as of June 30, 2002. As illustrated in the table, the Bank's NPV was more sensitive to an increasing interest rate environment. The resulted principally because, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.

Change in Rates	Net Portfolio Value $ Amount	$ Change	% Change	NPV as % of Portfolio Value Of Assets NPV Ratio	Basis Point Change
		(Dollars in thousands)			
200	$6,492	$(1,501)	(19)%	8.00%	(114)bp
100	$7,276	$(717)	(9)	8.63	(51)
Static	$7,993	--	--	9.14	--
(100)	$8,186	$193	2	9.06	(8)
(200)	$7,991	$(2)	--	8.61	(53)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-back securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

Liquidity and Capital Resources

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2003, and June 30, 2002.

	Year Ended June 30, 2003	(In thousands)	Year Ended June 30, 2002
Net income	$ 388		$ 232
Adjustments to reconcile net income to net cash from operating activities	617		511
Net cash from operating activities	1,005		743
Net cash from investing activities	(12,406)		(13,479)
Net cash from financing activities	12,064		10,842
Net change in cash and cash equivalents	663		(1,894)
Cash and cash equivalents at beginning of period	1,605		3,499
Cash and cash equivalents at end of period	$ 2,268		$ 1,605

The Corporation's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Corporation also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2003

	Actual Capital		Current Requirement		Excess of Actual Capital Over Current Requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	Asset Total
	(Dollars in thousands)						
Tangible Capital	$ 7,745	8.1%	$ 1,443	1.5%	$ 6,302	6.6%	$ 96,190
Core Capital	7,745	8.1	3,848	4.0	3,897	4.1	96,190
Total Risk-based Capital	8,013	17.2	3,732	8.0	4,281	9.2	46,649

An application must be submitted and approval from the State of Ohio Superintendent of Savings Banks must be obtained by the Bank if the proposed distribution would cause total distributions for that fiscal year to exceed net income for that year to date plus the Bank's retained net income for the preceding two years. In addition, as a subsidiary of a savings and loan holding Corporation regulated by the OTS, the Bank must file a notice with the OTS prior to the declaration of a dividend.

Impact of New Accounting Standards

New Accounting Pronouncements: The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* and Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,* both of which generally become effective in the quarter beginning July 1, 2003. Because the Corporation does not have or is only nominally involved in these instruments, the new accounting standards will not materially affect the Corporation's operating results or financial condition.

Commitments, Contingencies and Off-balance Sheet Risk

The Corporation is a party to financial instruments with off-balance sheet risk including commitments to originate new loans and commitments to extend credit under existing lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

(dollars in thousands)	June 30, 2003	June 30, 2002
Commitments to originate:		
Mortgage loans held for investment	$279	$ -
Unfunded home equity and commercial real estate lines of credit	$2,627	$3,841

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 60 days. Most home equity line of credit commitments are for a term of five years. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower.

The following table presents, as of June 30, 2003 the Corporation's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Contractual obligations: (dollars in thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$16,084	-	-	-	$16,084
Certificates of deposit	5	11,091	19,605	7,460	1,641	39,797
Advances from the FHLB	6	3,000	700	-	29,650	33,350

Critical Accounting Policies and Estimates

The accounting and reporting policies of the Corporation are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses are deemed critical since they involve the use of estimates and require significant management judgments. The Corporation provides further detail on the methodology and reporting of the allowance for loan losses in Note 3.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Indian Village Bancorp, Inc.
Gnadenhutten, Ohio

We have audited the accompanying consolidated balance sheets of Indian Village Bancorp, Inc. as of June 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indian Village Bancorp, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
August 13, 2003

INDIAN VILLAGE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002
(Dollars in thousands, except share and per share amounts)

	2003	2002
ASSETS		
Cash and due from banks	$ 1,421	$ 1,107
Interest-bearing deposits in other banks	847	498
Total cash and cash equivalents	2,268	1,605
Securities available for sale, at fair value	40,420	25,721
Loans, net of allowance for loan losses	49,674	52,480
Premises and equipment, net	1,373	1,428
Real estate owned	70	70
Federal Home Loan Bank stock	1,636	1,294
Bank-owned life insurance	2,252	2,149
Accrued interest receivable	457	461
Other assets	277	120
Total assets	$ 98,427	$ 85,328
LIABILITIES		
Deposits	$ 55,881	$ 51,957
Federal Home Loan Bank advances	33,350	24,826
Accrued interest payable	134	122
Other liabilities	662	160
Total liabilities	90,027	77,065
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, 5,000,000 shares authorized, 445,583 shares issued	4	4
Additional paid-in capital	3,274	3,255
Retained earnings	6,109	5,838
Unearned employee stock ownership plan shares	(311)	(341)
Treasury stock, at cost, 55,704 and 43,444 shares at June 30, 2003 and 2002	(782)	(514)
Accumulated other comprehensive income	106	21
Total shareholders' equity	8,400	8,263
Total liabilities and shareholders' equity	$ 98,427	$ 85,328

See accompanying notes to consolidated financial statements.

INDIAN VILLAGE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2003 and 2002
(Dollars in thousands, except share and per share amounts)

	2003	2002
Interest and dividend income		
Loans, including fees		
Taxable	$ 3,828	$ 3,987
Tax-exempt	11	52
Securities		
Taxable	956	770
Tax-exempt	229	279
Interest-bearing deposits and Federal funds sold	30	10
Total interest income	5,054	5,098
Interest expense		
Deposits	1,749	1,997
Federal Home Loan Bank advances	1,532	1,270
Total interest expense	3,281	3,267
Net interest income	1,773	1,831
Provision for loan losses	305	519
Net interest income after provision for loan losses	1,468	1,312
Noninterest income		
Service charges and other fees	103	102
Gain on sale of securities available for sale, net	461	139
Increase in cash surrender value of life insurance	103	111
Other income	13	12
Total noninterest income	680	364
Noninterest expense		
Salaries and employee benefits	811	743
Occupancy and equipment	225	197
Professional and consulting fees	110	100
Franchise taxes	100	92
Data processing	133	97
Director and committee fees	66	66
Other expense	288	252
Total noninterest expense	1,733	1,547
Income before income taxes	415	129
Income tax expense (benefit)	27	(103)
Net income	$ 388	$ 232
Basic earnings per common share	$ 1.05	$ .63
Diluted earnings per common share	$ 1.03	$ .62

See accompanying notes to consolidated financial statements.

INDIAN VILLAGE BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended June 30, 2003 and 2002
(Dollars in thousands, except share and per share amounts)

	2003	2002
Net income	$ 388	$ 232
Other comprehensive income (loss), net of tax		
Unrealized gains (losses) on securities available for sale arising during period	394	78
Reclassification adjustment for accumulated (gains) losses included in net income	(309)	(90)
Net unrealized gains (losses) on securities	85	(12)
Comprehensive income	$ 473	$ 220

See accompanying notes to consolidated financial statements.

INDIAN VILLAGE BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended June 30, 2003 and 2002
(Dollars in thousands, except share and per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Unrealized Gain (Loss) on Securities Available for Sale	Total
Balance at June 30, 2001	$ 4	$ 3,245	$ 5,730	$ (371)	$ (514)	$ 33	$ 8,127
Net income for the period	--	--	232	--	--	--	232
Other comprehensive income (loss)	--	--	--	--	--	(12)	(12)
Cash dividend - $0.345 per share	--	--	(124)	--	--	--	(124)
Release of 2,952 ESOP shares	--	10	--	30	--	--	40
Balance, June 30, 2002	4	3,255	5,838	(341)	(514)	21	8,263
Net income for the period	--	--	388	--	--	--	388
Other comprehensive income (loss)	--	--	--	--	--	85	85
Stock options exercised, 2,340 shares	--	1	--	--	28	--	29
Purchase of 14,600 shares of treasury stock	--	--	--	--	(296)	--	(296)
Cash dividend - $0.315 per share	--	--	(117)	--	--	--	(117)
Release of 2,972 ESOP shares	--	18	--	30	--	--	48
Balance, June 30, 2003	$ 4	$ 3,274	$ 6,109	$ (311)	$ (782)	$ 106	$ 8,400

See accompanying notes to consolidated financial statements

INDIAN VILLAGE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2003 and 2002
(In thousands)

	Year Ended June 30, 2003	Year Ended June 30, 2002
Cash flows from operating activities		
Net income	$ 388	$ 232
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	149	117
Premium amortization, net of accretion	373	128
Provision for loan losses	305	519
Federal Home Loan Bank stock dividends	(69)	(67)
Increase in cash surrender value of life insurance	(103)	(111)
(Gain) loss on sale of securities available for sale	(461)	(139)
Compensation expense on ESOP shares	48	40
Net change in:		
Accrued interest receivable and other assets	(139)	15
Accrued expenses and other liabilities	514	9
Net cash from operating activities	1,005	743
Cash flows from investing activities		
Purchases of securities available for sale	(82,570)	(31,626)
Proceeds from sales of securities available for sale	52,251	17,888
Proceeds from maturities of securities available for sale	15,837	5,025
Net change in loans	2,501	(4,705)
Premises and equipment expenditures, net	(152)	(41)
Purchases of Federal Home Loan Bank stock	(273)	(20)
Net cash from investing activities	(12,406)	(13,479)
Cash flows from financing activities		
Net change in deposits	3,924	7,340
Net change in short-term FHLB advances	300	2,700
Proceeds from long-term FHLB advances	9,000	926
Principal payments on long-term FHLB advances	(776)	--
Cash dividends paid	(117)	(124)
Proceeds from exercise of stock options	29	-
Purchases of treasury stock	(296)	-
Net cash from financing activities	12,064	10,842
Net change in cash and cash equivalents	663	(1,894)
Cash and cash equivalents at beginning of year	1,605	3,499
Cash and cash equivalents at end of year	$ 2,268	$ 1,605

See accompanying notes to consolidated financial statements

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Indian Village Bancorp, Inc. ("IVB") and its wholly-owned subsidiaries, Indian Village Community Bank ("Bank"), a state chartered bank, and Delaware Valley Title, LLC (the "Title Company"), together referred to as the "Corporation." The Title Company, which was formed on September 12, 2001, did not have any significant assets or activity as of or for the year ended June 30, 2003. Intercompany accounts and transactions have been eliminated in consolidation.

The Bank's revenues, operating income and assets are primarily from the financial institution industry. The Bank is engaged in the business of residential mortgage, commercial and consumer lending and consumer banking with operations conducted through its main office located in Gnadenhutten, Ohio and a branch office located in New Philadelphia, Ohio. These communities and the contiguous areas are the source of substantially all the Bank's loan and deposit activities. The majority of the Bank's income is derived from residential, commercial and consumer lending activities and investments.

Business Segments: While the Corporation's chief decision-makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities less than 90 days and Federal funds sold. Net cash flows are reported for loan and deposit transactions.

The Corporation paid interest of $3,269,000 for the year ended June 30, 2003, and $3,261,000 for the year ended June 30, 2002. The Corporation paid $34,500 in income taxes for the year ended June 30, 2003. The Corporation did not pay any income taxes for the year ended June 30, 2002.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchased premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred fees and costs, and the allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the contractual life of the loan. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using primarily the straight-line method over the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Real Estate Owned: Real estate acquired through or instead of loan foreclosure is initially recorded at the lower of cost or fair value less estimated costs to sell when acquired, establishing a new cost basis. If the fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options grants, using an option pricing model to estimate fair value.

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below.

	June 30, 2003	June 30, 2002
Net income as reported	$ 388	$ 232
Deduct: Stock-based compensation expense determined under fair value based method	(10)	(8)
Pro forma net income	$ 378	$ 224
Basic earnings per share as reported	$1.05	$0.63
Pro forma basic earnings per share	$1.02	$0.61
Diluted earnings per share as reported	$1.03	$0.62
Pro forma diluted earnings per share	$1.00	$0.60

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

Risk-free interest rate	4.73
Expected option life	10 years
Expected stock price volatility	6.68%
Dividend yield	2.89%

Using these assumptions, the fair value of the options granted during the year ended June 30, 2002 was $1.71. There were no options granted in the year ended June 30, 2003.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk: The Bank grants primarily one- to four-family residential mortgage loans to customers in Tuscarawas County, Ohio. These customers' ability to honor their contracts depends, to a certain extent, on the economic conditions of Tuscarawas County. The Bank evaluates each customer's creditworthiness on a case-by-case basis at the time of application. One- to four-family residential mortgage loans comprise approximately 75% and 73% of the Bank's loan portfolio as of June 30, 2003 and 2002, respectively.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale. These are recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to IVB or by IVB to shareholders

Earnings per Common Share: Basic earnings per common share ("EPS") is net income divided by the weighted-average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted EPS reflects the potential dilution of securities that could share in earnings such as stock options, warrants or other common stock equivalents.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

New Accounting Pronouncements: The Financial Accounting Standards Board (FASB) recently issued two new accounting standards, Statement 149, *Amendment of Statement 133 on Derivative instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,* both of which generally become effective in the quarter beginning July, 2003. Because the Corporation does not have or is only nominally involved in these instruments, the new accounting standards will not materially affect the Corporation's operating results or financial condition.

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Reclassifications of certain amounts in the 2002 financial statements have been made to conform to the 2003 presentation.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The unrealized gains and losses and estimated fair values of securities available for sale are summarized as follows:

	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2003			
Obligations of states and political subdivisions	$ 133	$ (16)	$ 9,219
Corporate debt securities	47	--	538
Mortgage-backed securities	191	(25)	26,695
Equity securities	24	(194)	3,968
	$ 395	$ (235)	$ 40,420
June 30, 2002			
Obligations of states and political subdivisions	$ 78	$ (43)	$ 6,081
Corporate debt securities	26	--	966
Mortgage-backed securities	91	(41)	17,274
Equity securities	-	(78)	1,400
	$ 195	$ (162)	$ 25,721

During the year ended June 30, 2003, the Corporation sold securities available for sale for total proceeds of $52,251,000, resulting in gross realized gains of approximately $499,000 and gross realized losses of approximately $38,000. During the year ended June 30, 2002, the Corporation sold securities available for sale for total proceeds of $17,888,000, resulting in gross realized gains of approximately $157,000 and gross realized losses of approximately $18,000.

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)

The estimated fair values of debt securities available for sale at June 30, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due under one year	$ 102
Due after one year through five years	1,140
Due after five years through ten years	5,719
Due after ten years	6,764
Mortgage-backed securities	26,695
	$ 40,420

At June 30, 2003 and 2002, securities with a carrying value of $9,336,000 and $535,000 were pledged to secure FHLB advances.

NOTE 3 - LOANS

Loans are summarized as follows:

	June 30, 2003	June 30, 2002
Real estate loans:		
One- to four-family residential	$ 37,459	$ 38,898
Multi-family residential	2,339	2,392
Nonresidential	1,798	2,476
Construction	606	1,863
Land	315	610
	42,517	46,239
Consumer loans:		
Home equity loans and lines of credit	2,243	2,096
Home improvement	851	1,346
Automobile	1,690	1,463
Loans on deposit accounts	431	312
Unsecured	232	187
Other	1,029	556
	6,476	5,960
Commercial business loans	1,009	1,100
	50,002	53,299
Less:		
Net deferred loan fees and costs	(60)	(62)
Allowance for loan losses	(268)	(757)
	$ 49,674	$ 52,480

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 3– LOANS (Continued)

Activity in the allowance for loan losses was as follows:

	Year Ended June 30, 2003	Year Ended June 30, 2002
Balance at beginning of period	$ 757	$ 253
Provision for losses	305	519
Charge-offs	(794)	(15)
Recoveries	--	--
Balance at end of period	$ 268	$ 757

Nonaccrual loans totaled approximately $1,380,000 and $2,045,000 at June 30, 2003 and 2002. Interest not recognized on nonaccrual loans totaled approximately $218,000 for the year ended June 30, 2003, and $121,000 for the year ended June 30, 2002. There were $16,000 in loans past due more than 90 days still accruing interest at June 30, 2003. There were no loans past due more than 90 days and still accruing interest at June 30, 2002.

Impaired loans were as follows.

	2003	2002
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	934	1,225
Total	$ 934	$ 1,225
Amount of the allowance for loan losses allocated	$ 69	$ 571
Average of impaired loans during the year	$ 954	$ 12
Interest income recognized during impairment	-	-
Cash-basis interest income recognized	-	-

A summary of activity on related party loans is as follows:

	Year Ended June 30, 2003
Beginning balance	$ 508
New loans	131
Principal repayments	(113)
Ending balance	$ 526

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	June 30, 2003	June 30, 2002
Land	$ 260	$ 260
Buildings and improvements	1,208	1,187
Furniture, fixtures, and equipment	610	579
Automobiles	17	17
Total cost	2,095	2,043
Accumulated depreciation	(722)	(615)
	$ 1,373	$ 1,428

Depreciation expense was $122,000 and $117,000, for the years ended June 30, 2003 and 2002, respectively.

NOTE 5 - DEPOSITS

Deposits consisted of the following:

	June 30, 2003	June 30, 2002
Non-interest bearing demand deposit accounts	$ 993	$ 1,557
NOW accounts	3,380	2,579
Money market accounts	6,200	6,007
Savings accounts	5,511	5,087
Certificates of deposit	39,797	36,727
	$ 55,881	$ 51,957

The aggregate amount of certificates of deposit accounts with balances of $100,000 or more at June 30, 2003 and 2002 was $8,434,000 and $6,789,000. Deposits greater than $100,000 are not federally insured.

At June 30, 2003, the scheduled maturities of time deposits for the next five years were as follows:

Year ended June 30,	2004	$ 11,091
	2005	15,226
	2006	4,379
	2007	1,491
	2008	5,969

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 5 - DEPOSITS (Continued)

Directors and officers of the Corporation are customers of the Bank in the ordinary course of business. At June 30, 2003 and 2002, deposits from officers and directors of the Corporation totaled approximately $896,000 and $537,000.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

Outstanding Federal Home Loan Bank advances are summarized as follows:

	June 30, 2003	June 30, 2002
Short-term cash management advances	$ 3,000	$ 2,700
Convertible advances, rates ranging from 5.53% to 6.23%	19,500	19,500
Fixed-rate advance, rate of 6.35%	700	700
Mortgage-matched advances, rates ranging from 3.40% to 4.80%	10,150	1,926
	$ 33,350	$ 24,826

Principal repayments are due over the next five years as follows:

Year ended June 30,	2004	$ 3,000
	2005	-
	2006	700
	2007	--
	2008	--

As a member of the Federal Home Loan Bank system, the Bank has the ability to obtain borrowings up to a maximum total of 50% of Bank assets subject to the level of qualified, pledgable one- to four-family residential real estate loans and Federal Home Loan Bank stock. The interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty.

Advances under the borrowing agreements are collateralized by a blanket pledge of the Bank's residential mortgage loan portfolio, FHLB stock and other securities as noted in Note 3.

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 7 - INCOME TAXES

The provision for federal income tax consisted of the following components:

	Year Ended June 30, 2003	Year Ended June 30, 2002
Current tax expense	$ (85)	$ 33
Deferred tax expense	112	(136)
	$ 27	$ (103)

The difference between the financial statement income tax expense and amounts computed by applying the statutory federal income tax rate of 34.0% to income before income taxes was as follows:

	Year Ended June 30, 2003	Year Ended June 30, 2002
Income taxes computed at the statutory tax rate on pretax income	$ 141	$ 44
Tax effect of:		
Tax-exempt income	(62)	(91)
Nondeductible expenses and other	(52)	(56)
	$ 27	$ (103)

The sources of gross deferred tax assets and gross deferred tax liabilities were as follows:

	June 30, 2003	June 30, 2002
Deferred tax assets:		
Allowance for loan losses	$ 91	$ 257
Net operating loss carryforward	56	-
Other	61	40
Total deferred tax assets	208	297
Deferred tax liabilities:		
Depreciation	(52)	(46)
FHLB stock dividends	(109)	(87)
Unrealized gain on securities available for sale	(55)	(11)
Other	(31)	(36)
Total deferred tax liabilities	(247)	(180)
Net deferred tax asset (liability)	$ (39)	$ 117

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 7 - INCOME TAXES (Continued)

The Corporation has not recorded a deferred tax liability of approximately $199,000 related to approximately $584,000 of cumulative special bad debt deductions, included in retained earnings, arising through 1987. If the Bank was liquidated, or would otherwise cease to be in the business of banking, or if tax laws were to change, this amount would be expensed.

NOTE 8 - RETIREMENT PLANS

Effective January 1, 2000, the Corporation implemented a 401(k) and profit sharing plan for all eligible employees. To be eligible, an individual must have at least one year of service and must be 21 or more years old. Eligible employees may contribute up to 15% of their compensation subject to a maximum statutory limitation. The Corporation matches 100% of those contributions up to a maximum of 3% of the participant's compensation. The Corporation may also make a discretionary contribution. Employee contributions are always 100% vested. Employer contributions become 100% vested after the participant completes six years of service. The expense related to this plan was approximately $38,000 for the year ended June 30, 2003 and $34,000 for the year ended June 30, 2002.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

The Bank has established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees of the Corporation and the Bank. The ESOP borrowed funds from the Corporation with which to acquire 35,637 common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

In September 2000, the Corporation declared and paid a $2.00 per share special distribution. The ESOP purchased an additional 5,783 shares with the proceeds from the special distribution. The additional shares purchased are held in suspense and allocated to participants in a manner similar to the original ESOP shares. Additionally, the ESOP purchased and allocated an additional 476 shares in fiscal 2001 with the proceeds from the special distribution, as well as accumulated regular dividends, on allocated shares.

ESOP compensation expense was $48,000 for the year ended June 30, 2003, and $40,000 for the year ended June 30, 2002. The ESOP shares as of June 30, 2003 and 2002 were as follows:

	June 30, 2003	June 30, 2002
Shares released for allocation	11,467	8,495
Unreleased shares	30,429	33,401
Total ESOP shares	41,896	41,896
Fair value of unreleased shares	$ 624	$ 484

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The ESOP provides for the repurchase of any stock distributed to a participant at its fair market value. The fair market value of the allocated shares subject to repurchase was approximately $235,000 and $123,000 at June 30, 2003 and 2002.

NOTE 10 - STOCK OPTIONS

In September 2001, 41,400 nonqualified options were granted to directors and officers and 3,000 qualified options were granted to employees of the Corporation under the 2000 Stock Based Incentive Plan. 4,250 and 250 options were forfeited during the years ended June 30, 2003 and 2002. 2,340 options were exercised in the year ended June 30, 2003. The exercise price is the market price at the time of the grant. The maximum option term is ten years. The options vest ratably over five years.

Options outstanding at June 30, 2003 were as follows.

	Outstanding		Exerciseable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$12.10	37,560	8.25	5,140	$12.10

NOTE 11 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to make loans. The Corporation's exposure to credit loss in case of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

As of June 30, 2003, variable and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,457,000 and $1,449,000. The interest rates on fixed rate commitments ranged from 5.39% to 9.50% at June 30, 2003. As of June 30, 2002, variable rate and fixed rate commitments to make loans or fund outstanding lines of credit amounted to approximately $1,631,000 and $2,210,000. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

The Corporation has entered into employment agreements with two officers of IVB and the Bank. The agreements provide for a term of three years and for extensions for a period of one year on each anniversary date, subject to review and approval of the extensions by disinterested members of the

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 11 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)

Board of Directors. The employment agreements also provide for a severance payment and other benefits upon involuntary termination of employment in connection with any change in control of IVB and the Bank. A severance package will also be paid on a similar basis in connection with a voluntary termination of employment where, after the change in control, the officer is assigned duties inconsistent with his or her position, duties, responsibilities and status immediately before a change in control. The employment agreements restrict the officers' right to compete against IVB and the Bank for a period of one year from the date of termination of the agreement if the officer voluntarily terminated employment, except upon a change in control.

NOTE 12 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions that, if undertaken, could have a direct material affect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about the Bank's components, risk weightings and other factors.

At June 30, 2003 and 2002, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2003 and 2002. Management believes no conditions or events have occurred subsequent to last notification that would cause the Bank's capital category to change.

Actual capital levels and minimum required levels of the Bank are summarized as follows:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2003						
Total capital (to risk-weighted assets)	$ 8,013	17.2%	$ 3,732	8.0%	$ 4,665	10.0%
Tier 1 (core) capital (to risk-weighted assets)	7,745	16.6	1,866	4.0	2,799	6.0
Tier 1 (core) capital (to adjusted total assets)	7,745	8.1	3,848	4.0	4,810	5.0
Tangible capital (to adjusted total assets)	7,745	8.1	1,443	1.5	N/A	

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 12 - REGULATORY MATTERS (Continued)

June 30, 2002						
Total capital (to risk-weighted assets)	$ 8,467	16.4%	$ 4,121	8.0%	$ 5,151	10.0%
Tier 1 (core) capital (to risk-weighted assets)	7,710	15.0	2,060	4.0	3,091	6.0
Tier 1 (core) capital (to adjusted total assets)	7,710	9.0	3,431	4.0	4,289	5.0
Tangible capital (to adjusted total assets)	7,710	9.0	1,287	1.5	N/A	

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments were as follows:

	June 30, 2003		June 30, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,268	$ 2,268	$ 1,605	$ 1,605
Securities available for sale	40,420	40,420	25,721	25,721
Loans, net	49,674	50,715	52,480	53,631
Federal Home Loan Bank stock	1,636	1,636	1,294	1,294
Accrued interest receivable	457	457	461	461
Financial liabilities:				
Demand and savings deposits	(16,084)	(16,084)	(15,230)	(15,230)
Certificates of deposit	(39,797)	(40,972)	(36,727)	(37,569)
Federal Home Loan Bank advances	(33,350)	(33,222)	(24,826)	(25,550)
Accrued interest payable	(134)	(134)	(122)	(122)

Carrying amount is the estimated fair value for cash and cash equivalents, time deposits, Federal Home Loan Bank stock, accrued interest receivable and payable, demand and savings deposits, variable rate loans and Federal Home Loan Bank advances that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and certificates of deposit and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For fixed rate Federal Home Loan Bank advances and for variable rate advances with infrequent repricing or repricing limits, fair value is based on current rates for similar financing. Callable advances whose interest rate is below current market rates are assumed to be called. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at June 30, 2003 and 2002 and is not considered significant to this presentation.

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 14 - EARNINGS PER SHARE

The factors used in the earnings per share computation are as follows:

	Year Ended June 30, 2003	Year Ended June 30, 2002
Basic earnings per common share		
Net income	$ 388	$ 232
Weighted average common shares issued	445,583	445,583
Less: Average treasury shares	(43,089)	(43,444)
Less: Average unallocated ESOP shares	(31,866)	(34,877)
Weighted average shares outstanding	370,628	367,262
Basic earnings per common share	$ 1.05	$ 0.63
Diluted earnings per common share		
Net income	$ 388	$ 232
Weighted average shares outstanding	370,628	367,262
Add: Dilutive effects of assumed exercises of stock options	6,995	4,123
Average shares and dilutive potential common shares	377,623	371,385
Diluted earnings per common share	$ 1.03	$ 0.62

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 15 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of IVB as of June 30, 2003 and 2002, and for the years then ended is as follows:

CONDENSED BALANCE SHEET
June 30, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 114	$ 121
Investment in subsidiary	7,979	7,829
Loans receivable	319	326
Other assets	--	--
Total assets	$ 8,412	$ 8,276
Liabilities		
Other liabilities	$ 12	$ 13
Shareholders' equity	8,400	8,263
Total liabilities and shareholders' equity	$ 8,412	$ 8,276

CONDENSED STATEMENT OF INCOME
Years ended June 30, 2003 and 2002

	Year Ended June 30, 2003	Year Ended June 30, 2002
Interest on loan	$ 23	$ 25
Dividends from subsidiary	418	153
Operating expenses	(72)	(85)
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	369	93
Income tax expense (benefit)	(13)	(20)
Income (loss) before equity in undistributed earnings of subsidiary	382	113
Equity in undistributed earnings of subsidiary	6	119
Net income	$ 388	$ 232

(Continued)

(Table dollar amounts in thousands, except share and per share amounts)

NOTE 15 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENT OF CASH FLOWS
Year ended June 30, 2003 and 2002

	Year Ended June 30, 2003	Year Ended June 30, 2002
Cash flows from operating activities		
Net income	$ 388	$ 232
Adjustments to reconcile net income to cash provided by operations:		
Net change in other assets and other liabilities	6	37
Equity in undistributed income of subsidiary	(6)	(119)
Net cash from operating activities	388	150
Cash flows from investing activities		
Proceeds from loan principal repayments	18	19
Net cash from investing activities	18	19
Cash flows from financing activities		
Cash dividends paid	(117)	(124)
Purchases of treasury stock	(296)	--
Net cash from financing activities	(413)	(124)
Net change in cash and cash equivalents	(7)	45
Cash and cash equivalents at beginning of period	121	76
Cash and cash equivalents at end of year	$ 114	$ 121

INDIAN VILLAGE BANCORP, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., Eastern Time on November 5, 2003 at the branch office of the Bank at 635 West High Avenue, New Philadelphia, Ohio.

STOCK LISTING

Indian Village Bancorp, Inc. common stock trades infrequently and is not traded on any established securities market, although the stock is listed on the Over-The-Counter Bulletin Board under the symbol "IDVB". In the past, parties interested in buying and selling the Corporation's stock have generally been referred to Sweney Cartwright & Co.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The high and low daily closing prices of the common shares of the Corporation for each quarter since the beginning of the year ended June 30, 2001, as quoted by Over-the-Counter Bulletin Board, was as follows:

Quarter Ended	High	Low	Dividends
September 30, 2001	$14.00	$11.40	$0.120
December 31, 2001	14.00	12.35	0.075
March 31, 2002	15.00	13.10	0.075
June 30, 2002	15.75	14.50	0.075
September 30, 2002	15.00	15.00	0.075
December 31, 2002	15.15	15.15	0.080
March 31, 2003	17.50	17.50	0.080
June 30, 2003	20.20	20.20	0.080

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices which have been reported. Because of the lack of an established market for the Corporation's stock, these prices reflect inter-dealer prices with retail mark-up, mark-down or commission and may not reflect the prices at which the stock would trade in an active market or actual transactions.

At August 30, 2003, there were 389,879 common shares of Indian Village Bancorp, Inc. issued and outstanding (including unallocated ESOP shares) and there were 276 holders of record.

SHAREHOLDER AND GENERAL INQUIRIES

Marty R. Lindon, President and Chief Executive Officer
Indian Village Bancorp, Inc.
100 South Walnut Street
Gnadenhutten, Ohio 44629
(740) 254-4313

TRANSFER AGENT

Computershare Investor Services LLC
PO Box 2388
Chicago, IL 60690-2388
www.computershare.com
(888) 294-8217

ANNUAL REPORT ON FORM 10-KSB

A copy of Indian Village Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2003, without exhibits, as filed with the Securities and Exchange Commission, may be obtained without charge by submitting a written request to Andrea R. Miley, Vice President-Controller, Indian Village Bancorp, Inc., 100 South Walnut Street, Gnadenhutten, Ohio 44629.

CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Main Office
100 South Walnut Street
Gnadenhutten, Ohio 44629

Telephone: (740) 254-4313
Fax: (740) 254-9555

Branch Office
635 West High Avenue
New Philadelphia, Ohio

Telephone: (330) 308-4867
Fax: (330) 308-9242

DIRECTORS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin (Chairperson of the Board)
Owner of Wendy's restaurant franchises

John A. Beitzel
Executive Vice President of Indian Village Community Bank

Marty R. Lindon
President and Chief Executive Officer of Indian Village Community Bank

Michael A. Cochran
Attorney in private practice and Assistant Prosecuting Attorney for Tuscarawas County

Vernon E. Mishler
Retired Ohio State Auditor and public accountant

Joanne Limbach
President of Limbach, Nolan and Dantonio, Inc., a state and local tax consulting firm

Cindy S. Knisely
President of Knisely & Associates Accounting and Financial Services, Inc., a certified public accounting firm

OFFICERS OF THE CORPORATION AND THE BANK

Rebecca S. Mastin, Chairperson of the Board
Marty R. Lindon, President & Chief Executive Officer
Michael A. Cochran, Corporate Secretary
John A. Beitzel, Executive Vice President
Lori S. Frantz, Vice President-Administration
Larry S. Kutcher, Vice President-Retail Banking Bank Only
Andrea R. Miley, Vice President-Controller
Elaine A. Tedrow, Vice President-Branch Operations

SPECIAL CORPORATE COUNSEL

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

INDEPENDENT AUDITORS

Crowe Chizek and Company LLC
One Columbus
10 West Broad Street
Columbus, OH 43215

P.O. Box 830 - 100 South Walnut Street
Gnadenhutten, OH 44629
Phone (740) 254-4313 • Fax (740) 254-9555